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                                                                      EXHIBIT 16

                                (eXEGENICS LOGO)


PRESS RELEASE

FOR IMMEDIATE RELEASE

Contact: WaLisa M. Davenport
eXEGENICS Inc.
(214) 358-2000

E. Blair Clark (Investors)
Burns McClellan
(212) 213-0006

William Fiske (Information Agent)
Georgeson Shareholder Communications Inc.
Banks and Brokers: (212) 440-9800
All Others Call Toll-Free: (800) 964-0733

                   eXEGENICS RECEIVES NOTICE OF TERMINATION OF
                AVI BIOPHARMA EXCHANGE OFFER AND PROVIDES UPDATE

         Dallas, September 4, 2003-- On September 2, 2003, eXEGENICS Inc. (Nasdaq: EXEG) received notice that AVI BioPharma had terminated the Agreement and Plan of Merger with eXEGENICS. The termination of the Agreement and Plan of Merger also served to terminate AVI's previously announced exchange offer for all shares of capital stock of eXEGENICS. The initial offer period, as extended, expired at midnight, Aug. 29, 2003.

         Ronald L. Goode, President and Chief Executive Officer of eXEGENICS said, "The AVI transaction was the result of a comprehensive search to find a merger partner that would leverage our remaining assets and offer eXEGENICS stockholders broader opportunities to grow their investment. AVI had offered eXEGENICS stockholders the equivalent of approximately $.65 per share for common stock and approximately $.97 per share for preferred stock, based on the closing price of AVI common stock on August 29, 2003. The transaction would have given stockholders the option to exchange eXEGENICS shares for the stock of a company with a far more advanced product development portfolio and better recognition in the investment community."

         A second competing offer by Foundation Growth Investments remains open to eXEGENICS stockholders. The offer period has been extended three times. The offer is highly conditional. Foundation is offering to purchase both eXEGENICS common and preferred stock for $.60 per share.

         A third group, including Bruce Meyers, one of eXEGENICS' founding investors, has filed proxy materials to solicit consents from eXEGENICS stockholder to remove all of the members of eXEGENICS' Board of Directors and to elect a new slate of directors.


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         At a meeting held on September 2, the Board of Directors of eXEGENICS set a record date in response to the Meyers group's request in connection with the consent solicitation. In accordance with eXEGENICS' bylaws and applicable law, the Board has set September 5, 2003 as the record date.

         The Board of Directors of eXEGENICS is, and has always been, committed to increasing value for eXEGENICS' stockholders. In light of this goal, eXEGENICS' management, Board of Directors and professional advisors will evaluate the Meyers group's consent solicitation materials, as well as other strategic alternatives, and the Board will advise eXEGENICS' stockholders of its response in the coming days. In the interim, eXEGENICS respectfully requests that its stockholders defer making any determination with respect to the consent solicitation until they have been advised of eXEGENICS' position.

SAFE HARBOR

         This release contains forward-looking statements. The words "believe," "expect," "intend", "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. eXEGENICS undertakes no obligation to update any forward-looking statement to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.